FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 333-291947

On September 10, 2026, Philip Brace, Chief Executive Officer and President of Skyworks Solutions, Inc., participated in a fireside chat at the Goldman Sachs Communacopia + Technology Conference. Below is the transcript from the fireside chat discussing the previously announced combination with Qorvo, Inc.:

Skyworks Solutions, Inc.

September 10, 2026

2:25 PM PDT

Jim Schneider:	Good afternoon, everybody. Welcome to the Goldman Sachs Communacopia + Technology Conference. My name is Jim Schneider. I'm the semiconductor analyst here at Goldman Sachs, and it's my pleasure to welcome Skyworks and CEO, Phil Brace, to the stage. Welcome, Phil.

Phil Brace:	Thanks, Jim. Thanks for having us. Always a pleasure to be here.

Jim Schneider:	Great. Phil, you're in the final stages of closing your proposed merger with Qorvo. This is something investors have been very focused on as a landmark event for the industry. I know you expect the transition to close relatively soon here. You completed the financing to permit this closure. Where do we stand today in terms of finalizing close? Any remaining conditions?

Phil Brace:	Thanks for the question. Pretty consistent with what we said in the last earnings call, certainly, we are very confident that we're going to close this calendar year. We're preparing to close this fiscal year. And then subsequent to the earnings call, we talked about the fact we kind of issued an 8-K that said that the HSR waiting periods and the waiting periods for the U.S. FTC had expired without further action.

We then also went out and raised the debt at, actually, what turns out to be pretty good interest rates since then. I wish to say that was with foresight, but sometimes it's better to be lucky than good.

And we're just waiting right now, I would say. These things are never certain. And we're kind of, we're around the airport just waiting for permission to land. So, hopefully, it comes soon, and we're chomping at the bit ready to go.

Jim Schneider:	Hopefully, we don't run out of gas. So, stepping back for a moment, what does success look like, say, two, three years after the close of the transaction? More importantly, more tactically, what are sort of the key milestones investors should be tracking to evaluate the success along the way?

Phil Brace:	Great. Look, I really think this is a transformative deal for both the company and the industry. We talked about – you mentioned it in your opening remark. I mean, this company coming together really does two things. It has a scale play and a diversification play. And the scale play really gets us significantly more revenue, and then we're able to really financially do $500 million of synergies which we get there. So, we should have, I think, around a roughly $5.5 billion mobile business and then a $2.5 billion, $2.6 billion non-mobile business.

The mobile business should have higher stability, better mix. Because inside the mobile business, we're going to be skewing towards more of the premium tier side. And then, on the non-mobile side, we have super attractive segments like aerospace and defense, which I'm really excited about. Matter of fact, that one could be grabbing the tiger by the tail, from that side.

So, two, three years from now, you'd expect us to see kind of certainly getting to our business model target: 50%, 55% gross margin; 30%, 35% operating margin; 35% to 40% EBITDA margins; very attractive capital structure; large and growing markets.

And milestones to look along the way, where, obviously, getting to close will be one thing. OpEx synergies, how are we doing on that. We talked about $500 million total, 24 to 36 months, probably front-end loaded OpEx side. The factory consolidation will take a little more time to go do that.

So, are we able to close? Are we able to start implementing some of these synergies? Is the broad markets growing faster than the mobile side? Are we generating some stability on the mobile business? And then, ultimately, are we delivering the financial performance we talked about? I mean, it's an unbelievable transformative opportunity, and I just can't wait to get started.

Jim Schneider:	Now, from a product and technology perspective, what's the things that the combined company can do they couldn't have done as independent standalone companies in terms of – and what does it mean for the product portfolio, going forward?

Phil Brace:	I think that's a really important question and something that we really haven't underwritten at all. I mean, when we looked at the deal and how we put it together, we really just focused on the synergies and what are the synergies we get. We haven't really talked about anything at all of what we can do at the "one plus one equals two" scenario. Some of that is because we still need to get under the covers and figure that out.

But I'll give you an example. Like, if we just look at the handset side today, Qorvo, the product lines are very overlapping. They have antennas, antenna tuning, envelope tracking, and PMIC. We don't have any of those technologies. And so, when you think from the receiver all the way to the antenna, you might believe that bringing thousands of RF engineers might allow us to do things differently. And we know there are certain customers today where we have 100% of the RF front end, and we know we can do things differently. So, I'm excited about that opportunity.

The other one that I'm equally excited about or more excited about really is some of the GaN technology. Because today, our technology kind of caps out at about 12 gigahertz. And with GaN, both power GaN and RF GaN, we get up to 20, 25 gigahertz, which gets us into a lot of the radar and a lot of the defense space that we don't have today. And you might imagine there's some cross-selling opportunities that we could have with timing products and power products in the defense space that we haven't even explored.

So, to me, there's just a tremendous runway of just opportunities, both on the cost synergy side but also as we bring the companies together to look for new innovation, new capabilities that we haven't even explored.

Jim Schneider:	Now, you've previously outlined the cost synergies. What about the revenue synergy side of things? What is that short term, long term?

Phil Brace:	I mean, look, we've been, I've been cautious about doing that because I guess, Jim, I'm a meat-and-potatoes kind of guy. Do what I say we're going to do and deliver that. And I think it was very quantifiable to do the cost synergies.

The revenue synergies are something we need to work towards. I mean, the magic of this is that we're bringing together thousands of RF engineers that are super hard to get, very talented people, and I'm just excited about that opportunity. I mentioned some of them. Can we expand our defense business? Can we really expand the combination? Are there additional things we can do on the RF side, both on the Wi-Fi and the handset side, now that we've got all the way out to the antenna tuners? Is there new capabilities we can do with our BAW filters and other capabilities as well?

And then you've got the manufacturing and the assembly tests. What can we do with new advanced packaging and other technology we haven't been able to do before?

So, I mean, I've barely even scratched the surface. I can't wait to get our PhD engineers out talking about things and what we could do. And it's exciting. At the end of the day, there's a lot of excitement about data centers, and I love our data center business as well. But it is a wireless world, and all that data center data has to get out to somewhere, and that somewhere is going to be done wirelessly, and I think we're going to be in a really good spot for that.

Jim Schneider:	So, now, I asked you about product portfolio, but competitively, how does the merger change your position versus Qualcomm, Broadcom, Murata, et cetera?

Phil Brace:	Look, I think this is always going to be a super competitive market. Our customers are not just going to hand us business. But clearly, this results in a different competitive landscape, and the landscape is changing. And it's changing certainly at our largest customer. It's changed with respect to our position vis-à-vis Qualcomm and others. And I think that competitive landscape is changing, and that should benefit us.

But it still is a situation where we have to execute and deliver. No one's going to just give us a pass just because we've consolidated with Qorvo. I do think that the improved technology base should allow us to compete. And I think that one of the things that I would say that I'm going to look to do is future technology development. Today, I probably don't spend as much as I'd like to on some future technology development. And so, one of the things I'm hoping to do is you might imagine how can I take some of the synergies that I'm going to get and actually further develop the road map farther out in time. And so, we'll be looking to do things like that.

[…]

Jim Schneider:	Okay. Broad markets. Your diversified analog business, that's been a pretty solid outperformer over the past several quarters. To sort of level-set people, can you just break down that business in terms of the largest buckets of revenue in that business and sort of what they constitute and maybe how your portfolio may be different from some of your analog peers that are more kind of even broader based than that?

Phil Brace:	I think our last quarter, the broad business was about 43% of our business. So, it's a meaningful part of the business. Two-thirds of that are what I would call strategic growth engines; a third of it today is kind of more consumer IoT-focused stuff, which is a little bit a drag on the growth today. But it's okay for us to be diversified there.

Inside the growth areas, we've got Wi-Fi, which is a big business there. Wi-Fi tends to be in waves, with the Wi-Fi 7, Wi-Fi 8. Today, we're in the middle stages of the Wi-Fi 7 ramp, seeing very good adoption. And what drives that technology is things like dual band, tri-band, quad band, more power, things like that. So, we see that to be a good tailwind.

Automotive, we play in, like, the infotainment space and vehicle-to-vehicle connectivity, which is kind of a sweet spot. We're not huge in autos from the grand scheme of things. But when you think autos, do you think autos will have more connectivity as time goes on? Yes. Do I think they'll look more like computers as time goes on? Yes. So, that seems to be going well.

And then we've got the data center side, which is power and timing that I talked about.

And then, the combination of Qorvo, that gives us the defense side, which I think, for me, could be grabbing the tiger by the tail. So, I'm excited about that one.

Jim Schneider:	So, of those sub-segments, where do you see the most upside? Or is it kind of too early to say? And like, obviously, data center and automotive have done pretty well, but do you expect that to kind of...?

Phil Brace:	The data center is going to continue to grow. I think, for me, it's how to get that one bigger. And I think that we'll continue to invest there to grow that. I think that that business comes from a heritage in Silicon Labs that was mostly focused on the industrial side. And up until about a year ago, we shifted all the R&D towards the data center side. So, we really haven't yet seen the payback for some of those investments. So, I'm looking for that one to continue to grow.

The combination with Qorvo, I'm definitely most excited about the defense space. I think that one just opens up a whole new segment for us that is growing like crazy. And as I said, I think we could have grabbed the tiger by the tail on that one.

Jim Schneider:	So, you have mentioned aerospace and defense. Obviously, a very strong growth area for everybody, especially for Qorvo. So, I mean, how are you thinking about that business in terms of the combined portfolio? Specifically there, are there areas where you could actually accelerate the organic product portfolio? And I guess, maybe talk about kind of an incremental kind of, like, additional M&A that you could do to kickstart that portfolio.

Phil Brace:	I think it's early days, but that's an area – we haven't done integration planning. So, we haven't yet got into the whole details yet. But you might imagine, I mean, we just talked about some of the power products and some of the timing products we have that Qorvo today doesn't have. Well, gee, is there some things –? I mean, those customers need power products and they need timing products. I mean, maybe there's something we can or should do there.

We have unique BAW capability, differentiated BAW capability. Maybe there's some interesting filter capabilities that we can do there.

They bring some of the GaN technology that we don't have that opens up frequency bands that we don't have.

So, I'm most excited about bringing those thousands of engineers together to see what we can do. I mean, that's where some of the magic is.

Jim Schneider:	Okay. Final part on the broad markets business. You mentioned Wi-Fi. Where are we in sort of the Wi-Fi 7 upgrade cycle? What's kind of, like, the right content uplift from 6 to 7? And how do you think about the competitive environment in Wi-Fi specifically?

Phil Brace:	We're probably in the middle innings. So, of a nine-inning baseball game, we're probably in inning five or six, middle innings of that.

I think that's been going well. The content uplift has been meaningful double digits per access point, primarily because when you think about just going from two bands to three bands and then more power. And so, as we look to Wi-Fi 8, I think we're going to have additional content uplifts from there. So, that one's good.

The competitive dynamic there, we partner – well, we are basically the front ends for Broadcom and Qualcomm and MediaTek, is kind of how we work. And so, we partner with them.

It's a very competitive environment, but I think certainly the combination with Qorvo, I think the competitive landscape changes a little bit. And so, we're looking forward to that.

Jim Schneider:	Great. Maybe a few numbers questions to close out. I was wondering if you could maybe recap the financial model you laid out when you announced the transaction. We're sitting here just under a year after you announced it. Help us understand, first of all, the long-term growth rate you think that you can achieve, given the business mix across mobile and broad markets.

Phil Brace:	So, we laid out at, a top level, we laid out a business that's growing mid- to high single digits, and we've got two major segments. We'll have the mobile segment that we've had low to mid-single digits, relatively low, modest growth rate. What are we assuming there? We're assuming nominal unit growth rate. We're assuming decent content uplift, offset by ASP pressures and Android decline. Kind of what we're assuming in that range. It can go plus or minus, but it's not a heroic assumption.

On the broad market side, we're assuming kind of low double digits, and that's assuming good growth in the core growth areas, and then offset by some of the more consumer-oriented that I talk about.

And you end up with kind of a mid-single-digit kind of grower; 50%, 55% gross margin; 30%, 35% operating margin; and 35% to 40% EBITDA margin. Very favorable capital structure. Throws off a lot of cash. And I think we're going to be in a really good spot. It should really result in really good EPS growth over time.

Jim Schneider:	And I think Qorvo reported gross margins of 52.8% last quarter. I mean, how does that bridge to the 50%, 55% you just talked about for the combined company? Tailwinds and headwinds from here? Variable costs, input costs, et cetera?

Phil Brace:	So, I mean, if you look at – obviously, I don't – Qorvo's still an independent company. I've just got to look at their public financials. But I think what they've talked about is the Android business is going down, which is very low margin, and it's kind of been swapped out with high-margin defense business, which is a trade I'll make every single day. So, I think that that mix alone should help us.

You point out – I mean, so when we think about gross margin mix inside the mobile side, which is structurally lower than the gross margin side, but inside the mobile side we're going to have a mix shift there towards the premium side. And then on the broad market side, we're going to add on defense and aerospace, which also should bring the mix up there as well.

So, we've got some mix-related items, and then we've got the growth of the broad markets business, which should expand, grow past the cell phone business.

Headwinds. Good you asked. I think one of the headwinds certainly has been input costs. That's been something that's been pressuring our gross margins. I've been actually really proud of the team the way we've handled that, and we've done a lot of different mitigation things. We've got to do that, including price increases where we can, expedite fees on longer lead time stuff. But that's just a headwind that we probably didn't expect from a year ago. And our go-forward model kind of assumes that that will continue to be, and we're just going to need to work. That's something we're just going to need to battle every single day.

Jim Schneider:	Now, overall, I think you've painted a picture where you expect the transaction to be accretive to gross margins, op margins, and earnings. You talked about $500 million in planned cost synergies. What has changed from a synergy perspective since you announced it, revenue or costs, as you've kind of sharpened your pencil and worked through the proposed integration details?

Phil Brace:	I think my confidence in the synergies has gone up. I think I really believe that we've got a really good opportunity to meet those. And you might imagine I've got some internal targets on that, but I'm a meat-and-potatoes kind of guy. I'm just going to do what I say we're going to do. And as soon as we get in there, we'll start delivering the numbers and then see where we go from there. But my confidence has gone up a lot.

And I think some of the other structural things we talked about, about them even before we started, both of us have already started doing some, we'll call it, pre-synergizing work, such that when we hit the ground running we're already going to be at a run rate where we should be better than either company was previously when you add them together.

So, I think I feel good about that. And you'll just have to stay tuned. Measure us on how we've done, our results, right?

Jim Schneider:	Exactly. Capital allocation. You announced recently a new framework for that for the combined company: $2 billion of new share repurchases, but a decision not to declare a quarterly dividend, going forward. Maybe help us understand the board's thinking on that point and how you weigh share repurchases, de-leveraging, and M&A from here. And specifically, should we expect more kind of diversifying M&A in broad markets?

Phil Brace:	That's a good question, and that was something I personally spent a lot of time on. We had external advisors give us advice on. It was a recommendation I made to the board, and the board supported my recommendation.

Part of it was – it was a multifaceted evaluation of where I think we needed to go. And I think one of it came back to, for me, it just became very, very clear that it's much more accretive if I did nothing but just buy back my stock with the dividend money. It's way more accretive. And in fact, I went back and looked at older material, and I think if you just did the math, even through the ups and downs, it would be way more accretive to do that.

We were trading at a dividend yield something like 4.75%, something like that, like something approaching Chevron dividend yields, which just wasn't there. And so, when I looked at the capital allocation, I think we are going to be biasing certainly towards buyback.

And then for M&A, look, both companies, both Qorvo and Skyworks, have been in the same cul-de-sac for a decade or more. There's several companies that look like us 15 years ago. And I think that we would be better off looking for accretive M&A that'll help us to continue to grow the gross margins and diversify our base.

Keep in mind that I'm not going to be – I'm going to be very focused on doing things in a disciplined fashion, measured fashion. And I think that should we deliver these synergies we talked about here, I think we're going to get investor support. And I think the stock price, post that, post that decision, is kind of reflective of us getting some support from some major long-onlys. So, I feel good about it.

Jim Schneider:	Excellent. So, last question, very big picture. If we're sitting here on stage five years from now, investors look back, what's the one thing they're going to be surprised about?

Phil Brace:	They wish they bought more stock today.

Jim Schneider:	Okay. I think some of them will be very happy.

Phil Brace:	Well, that's the idea, right? I'm not here to keep things the same. I am singularly focused. I think one of the things that surprised me, I guess, coming in, I started on this particular transaction. If you look at some of the changes we made in 18 months, six quarters in a row beat and raised; the biggest deal the company's ever done, a transformative deal; changed the capital allocation of the company. I am singularly focused on growing the stock price. I wasn't brought here to do anything else. And I'm just not going to sit still. And I'm just going to execute and deliver one step at a time.

You're not going to see me chase butterflies, and I'm not one of these hyperbole guys, but I'm just going to show up and deliver and do the work every single day. And that's what we're going to do.

Jim Schneider:	Excellent. I think we're looking forward to see what's next for the company.

Phil Brace:	That's great.

Jim Schneider:	Thanks, Phil, for being here.

Phil Brace:	Thank you so much.

Jim Schneider:	Thank you.

Phil Brace:	Thank you.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed mergers (the “Mergers”) with Qorvo, Inc. (“Qorvo”), Skyworks has filed with the SEC a registration statement on Form S-4 (File No. 333-291947) (the “Registration Statement”), which includes a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on December 23, 2025, and Skyworks filed a final prospectus on December 23, 2025, and Qorvo filed a definitive proxy statement on December 23, 2025. The Joint Proxy Statement/Prospectus was mailed to stockholders of Skyworks and Qorvo on or about December 23, 2025. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that has been or could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; and (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus. While the list of factors presented here and in the Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.